April 21, 2020

Steven Berns
Chief Financial Officer
GTT Communications, Inc.
7900 Tysons One Place
Suite 1450
McLean, VA 22102

       Re: GTT Communications, Inc.
           Form 10-K for the Year Ended December 31,2019
           Filed March 2, 2020
           File No. 001-35965

Dear Mr. Berns:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31,2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 31

1. We note that you present Adjusted Free Cash Flow and Adjusted Unlevered Free Cash
      Flow, both liquidity measures that exclude charges or liabilities that require cash settlement. Please refer to Item 10(e)(1)(ii)(A) of Regulation S-K, which prohibits the exclusion of charges or liabilities that required, or will require, cash settlement, or would have required cash settlement, absent an ability to settle in another manner, from non-
      GAAP liquidity measures and revise accordingly.
Note 2. Significant Accounting Policies
Revenue Recognition , page F-10

2. You disclose that usage based fees represent variable consideration, but that the Company
 Steven Berns
GTT Communications, Inc.
April 21, 2020
Page 2
         is not able to "estimate these amounts with a high degree of certainty and therefore the usage based fees are excluded from the transaction price and are instead recognized as revenue based on actual usage charges billed using the rates and/or thresholds specified in each contract." Please describe the factors that you considered in assessing the likelihood and the magnitude of a revenue reversal in applying the variable consideration constraint.
         Refer to ASC 606-10-32-11 through 32-13. Also, tell us the actual usage fee revenues recognized during each of the periods presented.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNameSteven Berns                                Sincerely,
Comapany NameGTT Communications, Inc.
                                                              Division of
Corporation Finance
April 21, 2020 Page 2                                         Office of
Technology
FirstName LastName